# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
EatCrateful, Inc.

***Legal status of issuer***

***Form***
Corporation

***Jurisdiction of Incorporation/Organization***
Delaware

***Date of organization***
September 21, 2017

***Physical address of issuer***
12665 Village Lane, #1532, Playa Vista, CA 90094

***Current number of employees***
8

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | 691,237 | 603,401 |
| **Cash & Cash Equivalents** | 531,823 | 348,693 |
| **Accounts Receivable** | 52,462 | 48,181 |
| **Short-term Debt** | 192,627 | 130,098 |
| **Long-term Debt** | 91,850 | 0 |
| **Revenues/Sales** | 1,891,573 | 1,567,547 |
| **Cost of Goods Sold** | 285,152 | 215,186 |
| **Taxes Paid** | 27,549 | 1,600 |
| **Net Income** | 25,307 | -59,190 |

## August 11, 2026

# FORM C-AR

## EatCrateful, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EatCrateful, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.cratefulcatering.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is August 11, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

***Forward Looking Statement Disclosure***

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EatCrateful, Inc. (the "Company") is a Delaware Corporation, formed on September 21, 2017.

The Company is located at 12665 Village Lane, #1532, Playa Vista, CA 90094.

The Company's website is http://www.cratefulcatering.com/.

The information available on or through our website is not a part of this Form C-AR.

## The Business

Crateful has created a gourmet catering service which provides high end food, staff and event management services. The Company previously operated as a California LLC under the name Naturale LLC. Naturale LLC was formed on March 6th, 2015. In 2018, after the incorporation of EatCrateful Inc., the members of Naturale LLC converted their units to stock in EatCrateful Inc. and Naturale LLC became a wholly-owned subsidiary of EatCrateful Inc.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.***
We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive catering space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, it will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

The Company has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business

Crateful has created a gourmet catering service which provides high end food, staff and event management services. The Company previously operated as a California LLC under the name Naturale LLC. Naturale LLC was formed on March 6th, 2015. In 2018, after the incorporation of EatCrateful Inc., the members of Naturale LLC converted their units to stock in EatCrateful Inc. and Naturale LLC became a wholly-owned subsidiary of EatCrateful Inc.

### Business Plan

Business Plan
In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, and truly delicious foods, served in the most impeccable way. Crateful offers a range of catering-related services, from packaged food to fully services high end dining experiences.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients and preparations.
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professionally trained service staff.

Pricing Structure
Full-service catering ranges greatly between $18 per person (for cocktail reception appetizers for large events of over 100 guests) and $100 per person (for full dinner service).

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known large competitors.

Customer Base
Our target customers are
- Corporations
- Event Planners
- Weddings

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Emanuele Ponzo

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

9/21/2017 - present: Chief Executive Officer and Director, EatCrateful Sales, Partnerships, Operations

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Emanuele Ponzo is an expert in start-up development with a proven track record of launching and scaling successful companies in the European food industry. Leveraging his extensive experience, He also serves as a Board Member of the Chamber of Commerce of Beverly Hills, where he contributes his expertise to support the local business community.

***Education***

### Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Emanuele Ponzo

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

9/21/2017 - present: Chief Executive Officer and Director, EatCrateful Sales, Partnerships, Operations

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Emanuele Ponzo is an expert in start-up development with a proven track record of launching and scaling successful companies in the European food industry. Leveraging his extensive experience, He also serves as a Board Member of the Chamber of Commerce of Beverly Hills, where he contributes his expertise to support the local business community.

***Education***

***Indemnification***

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 8 employees

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Common Stock |
| **Amount outstanding** | 5,295,819 |
| **Voting Rights** | Yes |
| **Anti-Dilution Rights** | No |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | Right to Receive Liquidation Distributions is junior to any issued preferred stock. |

| | |
|---|---|
| **Type of security** | Preferred Stock |
| **Amount outstanding** | 0 |
| **Voting Rights** | |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

| | |
|---|---|
| **Type of security** | Options |
| **Amount outstanding** | 449,669 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

| | |
|---|---|
| **Type of security** | Crowd Notes Convertible Notes |
| **Amount outstanding** | $260,000 |
| **Voting Rights** | |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | Convertible to Preferred Stock |
| **Value of SAFE or Convertible Notes** | |

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|

**Ownership**

A majority of the Company is owned by Emanuele Ponzo.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Emanuele Ponzo | 31.0% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

Despite a challenging start to the year of 2025 due to the Los Angeles wildfires, we achieved another year of expansion, driven in large part by the relocation of our operations to The Lot at Formosa. This strategic move significantly strengthened our business. The Lot at Formosa offers more than 100,000 square feet of event space, and the opening of our café has provided substantial advantages. In addition to serving as a welcoming space to meet with clients and strengthen business relationships, it has also created valuable networking opportunities with the corporate tenants located on the campus. Furthermore, it has positioned Crateful to support many of the high-profile events hosted at The Lot, including productions and premieres for companies such as Spotify, Sony, Peacock, and other major entertainment studios. The company closed 2025 with strong results, and 2026 has started with exceptional momentum. During the first six months of 2026, the company generated nearly $1.5 million in gross revenue, placing us on track for another year of significant growth. While every small business faces ongoing operational and market challenges, Crateful has consistently demonstrated year-over-year growth, increasing operational strength, financial stability, and a clear long-term growth trajectory.

Based on our current performance and financial outlook, we expect continued expansion throughout 2026 and anticipate beginning profit distributions to our investors.

**Liquidity and Capital Resources**

On [ DATE ] the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

**Capital Expenditures and Other Obligations**

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emanuele Ponzo
(Signature)

Emanuele Ponzo
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

***Instructions.***

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A Financial Statements

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2025

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 531,823 | |
| Accounts receivable | 52,462 | |
| Employee advances | 28,289 | |
| **TOTAL CURRENT ASSETS** | | $ 612,574 |
| **PROPERTY AND EQUIPMENT - net** | | 37,681 |
| **OTHER ASSETS - security deposit** | | 40,982 |
| | | $ 691,237 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | 11,121 | |
| Credit card payable | 2,614 | |
| Sales tax payable | 25,149 | |
| Customer deposits | 153,743 | |
| **TOTAL CURRENT LIABILITIES** | | $ 192,627 |
| **LONG-TERM LIABILITIES - note payable** | | 91,850 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - $0.0001 par value | 684,373 | |
| Retained earnings (deficit) | (277,613) | |
| **TOTAL STOCKHOLDERS' EQUITY** | | 406,760 |
| | | $ 691,237 |

**EATCRATEFUL, INC.**
**CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) - UNAUDITED**
**YEAR ENDED DECEMBER 31, 2025**

| | | |
|---|---|---|
| SALES - net | | $ 1,891,573 |
| COST OF SALES | | |
| Inventories - beginning of year | $ --- | |
| Purchases | 285,152 | |
| | 285,152 | |
| Inventories - end of year | --- | |
| TOTAL COST OF SALES | | 285,152 |
| GROSS PROFIT | | 1,606,421 |
| EXPENSES | | |
| Salaries, contract services and related costs | 827,155 | |
| Operating | 232,164 | |
| General and administrative | 527,811 | |
| TOTAL EXPENSES | | 1,587,130 |
| INCOME FROM OPERATIONS | | 19,291 |
| OTHER INCOME (EXPENSE) | | |
| Gain on sale of property and equipment | 2,500 | |
| Interest income | 5,973 | |
| Interest expense | (57) | |
| NET OTHER INCOME | | 8,416 |
| NET INCOME BEFORE INCOME TAXES | | 27,707 |
| INCOME TAXES | | 2,400 |
| NET INCOME | | 25,307 |
| RETAINED EARNINGS (DEFICIT) – beginning of year | | (302,920) |
| RETAINED EARNINGS (DEFICIT) – end of year | | $ (277,613) |

**EATCRATEFUL, INC.**
**CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED**
**YEAR ENDED DECEMBER 31, 2025**

**INCREASE (DECREASE) IN CASH**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 25,307 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 8,372 | |
| Gain from sale of property and equipment | (2,500) | |
| Changes in assets and liabilities: | | |
| Accounts receivable | (4,281) | |
| Employee advances | 5,575 | |
| Prepaid expenses | 85,628 | |
| Credit card payable | (59,500) | |
| Sales taxes payable | 2,686 | |
| Customer deposits | 119,343 | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | $ 180,630 |
| **CASH FLOWS FROM INVESTMENT ACTIVITIES:** | | |
| Proceeds from sale of property and equipment | 2,500 | |
| NET CASH PROVIDED BY INVESTMENT ACTIVITIES | | 2,500 |
| NET INCREASE IN CASH | | 183,130 |
| CASH AT BEGINNING OF YEAR | | 348,693 |
| CASH AT END OF YEAR | | $ 531,823 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | |
| Interest paid | | $ 57 |
| Income taxes paid | | $ 2,400 |
| Stock repurchase obligation incurred | | $ 91,850 |

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2024

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 348,693 | |
| Accounts receivable | 48,181 | |
| Employee advances | 33,864 | |
| Prepaid expenses | 85,628 | |
| TOTAL CURRENT ASSETS | | $ 516,366 |
| **PROPERTY AND EQUIPMENT - net** | | 46,053 |
| **OTHER ASSETS - security deposit** | | 40,982 |
| | | $ 603,401 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | 11,121 | |
| Credit card payable | 62,114 | |
| Sales tax payable | 22,463 | |
| Customer deposits | 34,400 | |
| TOTAL CURRENT LIABILITIES | | $ 130,098 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - $0.0001 par value | 776,223 | |
| Retained earnings (deficit) | (302,920) | |
| TOTAL STOCKHOLDERS' EQUITY | | 473,303 |
| | | $ 603,401 |

**EATCRATEFUL, INC.**
**CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) - UNAUDITED**
**YEAR ENDED DECEMBER 31, 2024**

| | | |
|---|---|---|
| SALES - net | | $ 1,567,547 |
| COST OF SALES | | |
| Inventories - beginning of year | $ --- | |
| Purchases | 215,186 | |
| | 215,186 | |
| Inventories - end of year | --- | |
| TOTAL COST OF SALES | | 215,186 |
| GROSS PROFIT | | 1,352,361 |
| EXPENSES | | |
| Salaries, contract services and related costs | 778,464 | |
| Operating | 172,086 | |
| General and administrative | 460,201 | |
| TOTAL EXPENSES | | 1,410,751 |
| LOSS FROM OPERATIONS | | (58,390) |
| INCOME TAXES | | 800 |
| NET LOSS | | (59,190) |
| RETAINED EARNINGS (DEFICIT) – beginning of year | | (243,730) |
| RETAINED EARNINGS (DEFICIT) – end of year | | $ (302,920) |

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2024

INCREASE (DECREASE) IN CASH

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (59,190) | |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 8,422 | |
| Changes in assets and liabilities: | | |
| Accounts receivable | (6,667) | |
| Employee advances | 1,709 | |
| Prepaid expenses | (85,628) | |
| Security deposit | (36,982) | |
| Accounts payable and accrued expenses | (100) | |
| Credit card payable | 4,756 | |
| Sales taxes payable | 9,153 | |
| Customer deposits | 23,550 | |
| **NET CASH USED IN OPERATING ACTIVITIES** | | $ (140,977) |
| **NET DECREASE IN CASH** | | (140,977) |
| **CASH AT BEGINNING OF YEAR** | | 489,670 |
| **CASH AT END OF YEAR** | | $ 348,693 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | |
| Income taxes paid | | $ 800 |

**EATCRATEFUL, INC.**
**CONSOLIDATED BALANCE SHEET - UNAUDITED**
**DECEMBER 31, 2023**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 489,670 | |
| Accounts receivable | 41,514 | |
| Employee advances | 35,573 | |
| TOTAL CURRENT ASSETS | | $ 566,757 |
| **PROPERTY AND EQUIPMENT - net** | | 54,475 |
| **OTHER ASSETS - security deposit** | | 4,000 |
| | | $ 625,232 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued expenses | 11,221 | |
| Credit card payable | 57,358 | |
| Sales tax payable | 13,310 | |
| Customer deposits | 10,850 | |
| TOTAL CURRENT LIABILITIES | | $ 92,739 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - $0.0001 par value | 776,223 | |
| Retained earnings (deficit) | (243,730) | |
| TOTAL STOCKHOLDERS' EQUITY | | 532,493 |
| | | $ 625,232 |

EATCRATEFUL, INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2023

| | | |
|---|---|---|
| SALES - net | | $ 1,481,908 |
| COST OF SALES | | |
| Inventories - beginning of year | $ --- | |
| Purchases | 248,542 | |
| | 248,542 | |
| Inventories - end of year | --- | |
| TOTAL COST OF SALES | | 248,542 |
| GROSS PROFIT | | 1,233,366 |
| EXPENSES | | |
| Salaries, contract services and related costs | 700,590 | |
| Operating | 135,289 | |
| General and administrative | 392,975 | |
| TOTAL EXPENSES | | 1,228,854 |
| INCOME FROM OPERATIONS | | 4,512 |
| INCOME TAXES | | 1,600 |
| NET INCOME | | 2,912 |
| RETAINED EARNINGS (DEFICIT) – beginning of year | | (246,642) |
| RETAINED EARNINGS (DEFICIT) – end of year | | $ (243,730) |

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2023

INCREASE (DECREASE) IN CASH

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 2,912 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 8,844 | |
| Changes in assets and liabilities: | | |
| Accounts receivable | 23,626 | |
| Employee advances | (18,657) | |
| Accounts payable and accrued expenses | (3,200) | |
| Credit card payable | 45,500 | |
| Sales taxes payable | (340) | |
| Income taxes payable | (20,571) | |
| Customer deposits | (4,995) | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | $ 33,119 |
| NET INCREASE IN CASH | | 33,119 |
| CASH AT BEGINNING OF YEAR | | 456,551 |
| CASH AT END OF YEAR | | $ 489,670 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | |
| Income taxes paid | | $ 22,171 |